March 1, 2007



VIA EDGAR


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:      DWS International Fund, Inc. (the "Registrant")
         Post-Effective Amendment No. 109 to Registration Statement on Form N-1A Accession No. 0000088053-07-000269
         (File No. 002-14400; 811-00642)


Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), the Registrant hereby requests the withdrawal of its Post-Effective Amendment No. 109 to the Registration Statement on Form N-1A (Accession No. 0000088053-07-000269) previously filed with the Securities and Exchange Commission via EDGAR on February 28, 2007 pursuant to Rule 485(a) under the Act.

         The Registrant requests withdrawal of Post-Effective Amendment No. 109 (Accession No. 0000088053-07-000269) because it was inadvertently filed without the Auditor's consent included. No securities were sold in connection with this filing. It was corrected and immediately re-filed using the same Post-Effective No. 109 (Accession No. 0000088053-07-000274).

         Thank you for your assistance. Please contact the undersigned at 617-295-2565 with any questions.


                                                Sincerely,


                                                /s/Caroline Pearson

                                                Caroline Pearson, Esq.
                                                Assistant Secretary
                                                DWS International Fund, Inc.